UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-39289

Cano Health, Inc.

(Exact name of registrant as specified in its charter)

9725 NW 117th Avenue

Miami, FL

33178

(855) 226-6633

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.01 par value per share

Redeemable warrants, each whole warrant is exercisable for one-one hundredth (1/100th) of a share of Class A Common Stock at an exercise price of $1,150

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: less than 300.

Pursuant to the requirements of the Securities Exchange Act of 1934, Cano Health, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: July 1, 2024	CANO HEALTH, INC.

	By:	/s/ Mark D. Kent
Name: Mark D. Kent
Title: Chief Executive Officer